[redacted]

13012551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2013
Washington DC
405

| OMB APPROVAL | |
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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-67146 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
HSH N FINANCIAL SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

| New York | NY | 10169 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Seth Gerber (212) 407-6132
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

| 100 Park Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Charles Lansdown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HSH N Financial Securities LLC, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

Chief Executive Officer
Title

Monica Kleinertz
Notary Public

Monica Kleinertz
Notary Public, State of New York
No. 01KL6143927
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires April 24, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

# Independent Auditor's Report

The Member
HSH N Financial Securities LLC
New York, New York

***Report on the Statement of Financial Condition***

We have audited the accompanying statement of financial condition of HSH N Financial Securities LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

***Management's Responsibility for the Statement of Financial Condition***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

*Opinion*

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HSH N Financial Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 21, 2013

# HSH N Financial Securities LLC

## Statement of Financial Condition

| *December 31, 2012* | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $3,915,266 |
| Prepaid expenses | 9,776 |
| Interest receivable | 2,962 |
| **Total Assets** | **$3,928,004** |
| **Liabilities and Member's Equity** | |
| **Liabilities:** | |
| Due to affiliate | $ 68,561 |
| Accounts payable | 53,004 |
| **Member's Equity** | 3,806,439 |
| **Total Liabilities and Member's Equity** | **$3,928,004** |

*See accompanying notes to statement of financial condition.*

## 1. Business

HSH N Financial Securities LLC ("Company") is a Delaware limited liability company, whose sole member is HSH Nordbank AG, Cayman Islands Branch ("Member"). The Company provides investment banking services to its customers. The Company is relying on its Member for continued financial support.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

## 2. Summary of Significant Accounting Policies

***Basis of Presentation***

The statement of financial condition has been presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Cash and Cash Equivalents***

The Company considers all highly liquid investments, with maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

***Customer Transactions***

The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk.

The Company monitors its exposure to credit risk.

***Fair Value of Financial Instruments***

The fair values of the Company's assets and liabilities, which qualify as financial instruments under U.S. GAAP, approximate the carrying amounts presented on the statement of financial condition because of the short maturity of those instruments.

***Fair Value Measurement***

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data for substantially the full term of the investment.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following is a type of financial instrument the Company held as of December 31, 2012:

*Time Deposit*

The time deposit was bought at its face amount or at a discount or premium from its face amount. The amortized cost of the time deposit that matures within ninety days usually approximates fair value. The time deposit is categorized in Level 2 of the fair value hierarchy.

***Use of Estimates***

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

***Income Taxes***

The Company applies the provisions of ASC 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

*Concentration of Credit Risk*

Financial instruments which potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company has never experienced any losses related to these balances. All of its U.S. noninterest-bearing cash balances were fully insured at December 31, 2012 due to a temporary Federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company's noninterest-bearing cash balances may again exceed Federally insured limits. The Company also maintains a time deposit with the Member, a foreign financial institution. This time deposit, which is not Federally insured, was $3,059,247 at December 31, 2012.

## 3. Clearing Agreement

The Company is self-clearing and has a clearing arrangement with a bank to clear any trades and custody assets. The bank has custody of the Company's cash balance.

The cash position serves as collateral for any amounts due to the bank. The cash position also serves as collateral for potential defaults of the Company's customers which are carried on the books and records of the Company.

The Company is subject to credit risk to the extent that the bank may be unable to fulfill its obligations to repay amounts owed to the Company.

## 4. Related Party Transactions

Pursuant to a management service agreement, as amended (the "Agreement"), with the parent of the Member, the Company will receive various services from an affiliate of the Member's parent (the "Affiliate"). The Agreement is for a period of twelve months and is extended for successive one-year periods unless cancelled by either party, upon 30 days' written notice. These services consist of paying salary and occupancy expenses incurred by the Company for which the Company pays the Affiliate a management fee, as defined in the Agreement. In connection with this Agreement, the Company had an unpaid balance of $47,514 at December 31, 2012. In addition, $21,047 was unpaid at year end to the Affiliate for professional and other fees paid by the Affiliate on behalf of the Company which were not covered by the Agreement.

## 5. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had regulatory net capital of $734,454 and a minimum regulatory net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was .1655 to 1.

## 6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 21, 2013, the date the financial statement was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statement.